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E-Filed

Colorado Secretary of State
Date and Time: 10/07/2022 04:46 PM
ID Number: 20221976765

Document number: 20221976765
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

KronosMD Inc.

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

Street address

2501 Garfield Ave.,
(Street number and name)

PArkersburg | WV | 26101
(City) *(State)* *(ZIP/Postal Code)*

United States
(Province – if applicable) *(Country)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

(City) *(State)* *(ZIP/Postal Code)*

(Province – if applicable) *(Country)*

3. The registered agent name and registered agent address of the corporation's initial registered agent are

Name
(if an individual)

(Last) *(First)* *(Middle)* *(Suffix)*

or

(if an entity) Kronos Advanced Technologies Inc

(Caution: Do not provide both an individual and an entity name.)

Street address

36 S 18th Ave,
(Street number and name)
Ste D

Brighton | CO | 80601
(City) *(State)* *(ZIP/Postal Code)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

CO
(City) *(State)* *(ZIP/Postal Code)*

(The following statement is adopted by marking the box.)

☒ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
(if an individual) ______ ______ ______ ______
(Last) (First) (Middle) (Suffix)

or

(if an entity) Kronos Advanced Technologies Inc.

(Caution: Do not provide both an individual and an entity name.)

Mailing address 2501 Garfield Ave.,
(Street number and name or Post Office Box information)

Parkersburg WV 26101
(City) (State) (ZIP/Postal Code)

______ United States.
(Province – if applicable) (Country)

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The corporation has one or more additional incorporators and the name and mailing address of each additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

◉ The corporation is authorized to issue 100,000,000 common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

○ Information regarding shares as required by section 7-106-101, C.R.S., is included in an attachment.

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☐ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are ______.
(mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are

Kronos	Advanced	Technologies Inc	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

2501 Garfield Ave
(Street number and name or Post Office Box information)

Parkersburg	WV	26101
(City)	*(State)*	*(ZIP/Postal Code)*

______________________ United States .
(Province – if applicable) *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

KronosMD, Inc.

Pursuant to the provisions of Section 7-110-107(1) of the Colorado Corporations and Associations Act, the undersigned corporation hereby adopts these Restated Articles of Incorporation.

(a)The name of the corporation is: KronosMD, Inc. (the "Corporation").

(b)The Restated Articles of Incorporation are as follows:

ARTICLE I

NAME

The name of this Corporation is KronosMD, Inc.

ARTICLE II

PERIOD OF DURATION

The Corporation shall exist in perpetuity, from and after the date of the filing of these Articles of Incorporation with the Secretary of State of the State of Colorado unless otherwise dissolved according to law.

ARTICLE III

PURPOSES AND POWERS

1. Purposes- Except as restricted by these Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Colorado Corporations and Associations Act.
2. General Powers- Except as restricted by these Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Colorado Corporations and Associations Act.
3. Issuance of Shares- the Board of Directors of the Corporation may divide and issue any class of stock of the Corporation in series pursuant to a resolution properly filed with the Secretary of State of the State of Colorado.

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares which the Corporation shall have authority to issue is 100,000,000 shares of stock of two classes. Common and preferred shares of the Corporation shall carry with them no preemptive right to acquire other or additional shares of the Corporation; and there shall be no

cumulative voting of shares. Of the 100,000,000-aggregate number of shares having authority to be issued is 15,000,000 shares of preferred stock that may be divided into various classes with a par value of $1 per share and the 85,000,000 common shares having a par value of .001 per share.

ARTICLE V

TRANSACTIONS WITH INTERESTED DIRECTORS

No contract or other transaction between the Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or solely because their votes are counted for such purpose if:

(a)The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(b)The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c)The contract or transaction is fair and reasonable to the Corporation. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes approves or ratifies such contract or transaction.

ARTICLE VI

CORPORATE OPPORTUNITY

The officers, directors and other members of management of this Corporation shall be subject to the doctrine of "corporate opportunities" only insofar as it applies to business opportunities in which this Corporation has expressed an interest as determined from time to time by this Corporation's Board of Directors as evidenced by resolutions appearing in the Corporation's minutes. Once such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors and other members of management of this Corporation shall be disclosed promptly to this Corporation and made available to it. The Board of Directors may reject any business opportunity presented to it and thereafter any officer, director or other member of management may avail himself or herself of such opportunity. Until such time as this Corporation, through its Board of Directors, has designated an area of interest, the officers, directors and other members of management of this Corporation shall be free to engage in such areas of interest on their own and this doctrine shall not limit the rights of any officer, director or other member of management of this Corporation to continue a business existing prior to the time that such area of interest is designated by the Corporation. This provision shall not be construed to release any employee of this

Corporation (other than an officer, director or member of management) from any duties which he or she may have to this Corporation.

ARTICLE VII

INDEMNIFICATION

The Corporation may indemnify any director, officer, employee, fiduciary or agent of the Corporation to the full extent permitted by the Colorado Corporations and Associations Act as in effect at the time of the conduct by such person.

ARTICLE VIII

AMENDMENTS

The Corporation reserves the right to amend its Articles of Incorporation from time to time in accordance with the Colorado Corporations and Associations Act and these Articles of Incorporation.

ARTICLE IX

ADOPTION AND AMENDMENT OF BYLAWS

The initial Bylaws of the Corporation shall be adopted by its Board of Directors. Subject to repeal or change by action of the shareholders, the power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the Board of Directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with Colorado law or these Articles of Incorporation.

ARTICLE X

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the Corporation is 36 South 18th Avenue, Suite D, Brighton, CO 80601, United States, and the name of the registered agent at such address is InCorp Services, Inc. Either the registered office or the registered agent may be changed in the manner permitted by law.

ARTICLE XI

BOARD OF DIRECTORS

The number of directors of the Corporation shall be fixed by the Bylaws of the Corporation, with the provision that there need be one director. The initial director until the next annual meeting of shareholders and/or until their successors are elected and shall qualify are as follows:

Name: Greg Rubin

ARTICLE XII

LIMITATION OF LIABILITY OF DIRECTORS TO CORPORATION AND SHAREHOLDERS

No director shall be liable to the Corporation or any shareholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director (a) shall be liable under Colorado Corporation and Association Section 7-108-402 or any amendment thereto or successor provision thereto; (b) shall have breached the director's duty of loyalty to the Corporation or its shareholders; c) shall have not acted in good faith or, in failing to act, shall not have acted in good faith; (d) shall have acted or failed to act in a manner involving intentional misconduct or a knowing violation of law; or (e) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article, nor the adoption of any provision in the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provision. This Article shall apply to the full extent now permitted by Colorado law or as may be permitted in the future by changes or enactments in Colorado law, including without limitation Colorado Corporation and Association Section 7-109-102 and/or Colorado Corporation and Association Section 7-109-103.

ARTICLE XIII

STOCKHOLDER ACTION WITHOUT MEETING

Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE XIV

RE-CAPITALIZATIONS AFFECTING OUTSTANDING SECURITIES

The Board of Directors, without the consent of shareholders, may adopt any re-capitalization affecting the outstanding securities of the Corporation by effecting a forward or reverse split of all of the outstanding securities of the Corporation, with appropriate adjustments to the Corporation's capital accounts, provided that the re-capitalization does not require any change in the Articles of Incorporation of the Corporation. (c)The Restated Articles of Incorporation do not contain an amendment to the Articles of Incorporation of the Corporation, except for references to current applicable provisions of the Colorado Corporations and Associations Act. (d)The Restated Articles of Incorporation were adopted by the Board of Directors without shareholder action pursuant to Section 7-110-107(1) of the Colorado Corporations and Associations Act.

IN WITNESS WHEREOF, I, Greg Rubin, Secretary of the Corporation, have subscribed this document and do hereby affirm, under penalty of perjury, that the statements contained herein have been examined by me and are true and correct as of this 14st day of December, 2022.

KronosMD, Inc., By /s/ ***Greg Rubin***, Greg Rubin, Sole Director/Secretary